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                             December 6, 2022

       James Byrd
       Chief Executive Officer
       Stirling Bridge Group, Inc
       37 N. Orange Ave.
       Suite 500
       Orlando, FL 32801

                                                        Re: Stirling Bridge
Group Inc
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed November 30,
2022
                                                            File No. 024-12064

       Dear James Byrd:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2022 letter.

       Amended Offering Statement filed November 30, 2022

       Cover Page

   1. Please refer to your response to comment 1. Please revise the offering circular cover page to include all the
information required by Item 1 to Part II to Form 1-A, including but not limited to:

                                                              A cross-reference
to the risk factors section, including the page number, in a prominent type or
other manner;
                                                              A cross-reference
to the section disclosing the information required by Item 14 of
                                                            Part II to Form
1-A;
 James Byrd
Stirling Bridge Group, Inc
December 6, 2022
Page 2
                In Part I of your filing you indicate that you are conducting a
   best efforts    offering.
              Please revise your cover page to include the information required by the second chart of Item 1(e) of Part II to Form 1-A; and
                Revise the first bolded legend to comply with section (a)(3) of
Part II to Form 1-A.

      Please contact Robert Arzonetti at 202-551-8819 or J. Nolan McWilliams, Acting Legal
Branch Chief, at 202-551-3217 with any questions.



FirstName LastNameJames Byrd                                    Sincerely,
Comapany NameStirling Bridge Group, Inc
                                                                Division of
Corporation Finance
December 6, 2022 Page 2                                         Office of
Finance
FirstName LastName